Exhibit 99.2

formerly

THIRD QUARTER RESULTS

Unaudited Interim Consolidated Financial Statements

Three months and nine months ended March 31, 2007

May 14, 2007

formerly	4210 Commerce Circle
Victoria BC Canada V8Z 6N6
phone (250) 881-1982
facsimile (250) 881-1974
website www.vecimanetworks.com

Dear Shareholders

I am pleased to welcome all the new Vecima shareholders resulting from the acquisition of Spectrum Signal Processing Inc. (SSP) announced February 16 and completed on May 2, 2007. Spectrum’s shareholders voted overwhelmingly in favour of the arrangement that fuses two powerful technological portfolios to enhance our position and opportunities in the emerging WiMAX market.

The increase in shares outstanding and in the number of shareholders will help to address Vecima’s strategic goal of providing enhanced liquidity for our shareholders. We have also made significant progress in our strategic objective of market segment diversification. Our sales in the data over cable market segment represented 47% of total revenue for the nine months ended March 31, 2007 compared to 61% for the same period last year.

Another important event was the culmination of an original equipment manufacturer (OEM) arrangement with Motorola. Over the past several quarters, we developed and have begun deliveries of a product Motorola will use in broadband cable systems to provide a return path from customer’s digital set top boxes to the source of video programming in the cable headend. The adoption of video on demand, switched digital video and other interactive applications requires significant increases in return path bandwidth. This new OEM deal reinforces Vecima’s position as a leading provider of new infrastructure equipment for digital video processing.

The WiMAX Forum protocols for certification of WiMAX products have been delayed again and the certification testing for the full standard is not likely to begin until this summer. We continue to progress our family of WiMAX products and to participate in deployments around the world. The delay in ramp-up of WiMAX sales has affected our expected sales for the fiscal year but, with the inclusion of revenues attributed to SSP, we expect revenue to be in our target range.

The Vecima family continues to grow. We had 667 employees at March 31, 2007 not including the 84 SSP staff members. We have opened a software development office in Mangalore on the west coast of India that now has seven employees. The SSP acquisition also brings offices in San Jose and the Washington, D.C. area.

Vecima’s revenue for the third quarter of our 2007 fiscal year was a record $24.1 million, more than our total revenue for our 2000 fiscal year. In addition, our total assets have grown 15% over the nine months to more than $100 million. Revenue increased 16% to $67.4 million in the nine months ended March 31, 2007 from $58.1 million in the same period last year. We have more than doubled our research and development expense to $5.6 million in the nine months ended March 31, 2007 from $2.6 million in the same period last year. Our sales and marketing costs are up 46% to $3.1 million year-to-date compared to $2.1 million last fiscal year. The increases were predominantly for new personnel to take advantage of growth opportunities. These strategic expenditures in excess of our revenue growth rate affected our net margin, which was just outside our target range at 9% of sales for the nine months compared to 14% in the nine-month period last year. In the nine months ended March 31, 2007, we recorded an extraordinary gain from the acquisition of WaveRider that added 30¢ per share to earnings after taxes, bringing the net income per share to 58¢ per share compared to 38¢ per share for the same period last year.

Sincerely,

/s/ Surinder Kumar

Dr. Surinder Kumar
Chair of the Board of Directors

formerly	4210 Commerce Circle
Victoria BC Canada V8Z 6N6
phone (250) 881-1982
facsimile (250) 881-1974
website www.vecimanetworks.com

NOTICE OF NO AUDITOR REVIEW OF INTERIM FINANCIAL STATEMENTS

The accompanying unaudited interim consolidated financial statements of the Company have been prepared by and are the responsibility of the Company’s management.

The Company’s independent auditor has not performed a review of these financial statements in accordance with the standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity’s auditor.

May 14, 2007

/s/ Surinder Kumar	/s/ J. M. Barry

Surinder Kumar	J. Michael Barry
President and Chief Executive Officer	Chief Financial Officer

VECIMA NETWORKS INC.

CONSOLIDATED BALANCE SHEETS

(in thousands of dollars)

	March 31,	June 30,
	2007	2006
	(unaudited)	(audited)
Current assets
Cash and cash equivalents	$5,796	$13,851
Accounts receivable	14,259	13,756
Income taxes receivable	5,620	4,502
Inventories	28,882	19,554
Current portion of leases receivable	613	598
Prepaid expenses	322	391
Other current assets	248	544
	55,740	53,196
Leases receivable	1,081	1,508
Capital assets	29,379	22,556
Deferred development costs	1,702	1,461
Other assets	3,058	2,810
Tax assets	9,611	5,557
	$100,571	$87,088

Current liabilities
Accounts payable and accrued liabilities	$7,984	$6,615
Warranty accrual	500	500
Deferred revenue	771	682
	9,255	7,797
Future income taxes	2,726	2,885
	11,981	10,682
Shareholders’ equity
Share capital (Note 4)	26,469	26,322
Contributed surplus	1,541	951
Retained earnings	60,580	49,133
	88,590	76,406
	$100,571	$87,088

See accompanying notes

On behalf of the Board,

/s/ Barry A Baptie	/s/ James Mutter
Director	Director

VECIMA NETWORKS INC.

CONSOLIDATED STATEMENTS OF INCOME AND RETAINED EARNINGS

(in thousands of dollars except for net income per share data)

	Three months ended		Nine months ended
	March 31,		March 31,
	2007	2006	2007	2006
	(unaudited)	(unaudited)	(unaudited)	(unaudited)

Sales	$24,119	$21,414	$67,428	$58,083
Cost of sales	14,476	13,520	41,592	36,490
Gross margin	9,643	7,894	25,836	21,593

Operating expenses
Research and development	1,847	1,065	5,646	2,592
Sales and marketing	1,113	884	3,112	2,137
General and administrative	2,965	1,776	7,500	5,538
Stock-based compensation (Note 4)	130	200	538	728
Interest expense	104	90	204	297
Total Operating expenses	6,159	4,015	17,000	11,292
Operating income	3,484	3,879	8,836	10,301

Foreign exchange (loss) gain	68	278	153	750
Other income	395	474	1,086	767
Income before income taxes	3,947	4,631	10,075	11,818
Income taxes	1,480	1,493	3,693	3,874
Net income before extraordinary items	2,467	3,138	6,382	7,944
Extraordinary gain (Note 3)	—	—	6,549	—
Net income	2,467	3,138	12,931	7,944

Retained earnings, beginning of period	58,470	43,333	49,133	38,527
Dividends paid (Note 5)	—	—	(903)	—
Reduction of common shares purchased for cancellation (Note 4)	(357)	—	(581)	—
Retained earnings, end of period	$60,580	$46,471	$60,580	$46,471

Net income per share (Note 4)
Basic and diluted - before extraordinary gain	$0.11	$0.14	$0.28	$0.38
Basic and diluted - after extraordinary gain	$0.11	$0.14	$0.58	$0.38

Weighted average number of Common Shares outstanding - basic	22,463,319	22,468,957	22,470,059	20,586,456
Weighted average number of Common Shares outstanding - diluted	22,463,319	22,468,957	22,470,059	20,679,789

See accompanying notes

VECIMA NETWORKS INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands of dollars)

	Three months ended		Nine months ended
	March 31,		March 31,
	2007	2006	2007	2006
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Cash flows from (used in) operating activities
Net income	$2,467	$3,138	$12,931	$7,944
Add (deduct) items not requiring a current cash payment
Future income taxes recovery	1,275	1,914	3,331	(209)
Amortization of capital assets	1,153	712	3,100	2,198
Amortization of deferred development costs	330	336	1,155	851
Amortization of other assets	5	(15)	35	30
Stock-based compensation (Note 4)	130	200	538	728
Extraordinary gain (Note 3)	—	—	(6,549)	—
Changes in non-cash working capital relating to operations
Net change in non-cash working capital relating to operations	(2,166)	(4,765)	(8,275)	(7,135)
	3,194	1,520	6,266	4,407
Cash flows from (used in) investing activities
Payment for acquisition of business net of cash acquired	—	—	(1,746)	—
Purchase of capital assets	(1,820)	(176)	(9,737)	(2,263)
Deferred development costs	(1,100)	(748)	(2,344)	(1,851)
Investment tax credits	500	492	948	809
Purchase of other assets	(161)	15	(165)	—
	(2,581)	(417)	(13,044)	(3,305)
Cash flows from (used in) financing activities
Proceeds from shares issued through exercised options	8	—	207	—
Purchase and cancellation of shares (Note 4)	(330)	—	(581)	—
Dividends paid (Note 5)	—	—	(903)	—
Net proceeds from issuance of shares	—	—	—	24,159
Repayment of long-term debt	—	(3,562)	—	(3,904)
	(322)	(3,562)	(1,277)	20,255

Increase (decrease) in cash during the period	291	(2,459)	(8,055)	21,357
(Bank indebtedness) Cash and cash equivalents, beginning of period	5,505	18,933	13,851	(4,883)
(Bank indebtedness) Cash and cash equivalents, end of period	$5,796	$16,474	$5,796	$16,474

Supplemental information:
Cash interest paid	$104	$90	$204	$294
Cash taxes paid	$—	$4,797	$—	$7,467

See accompanying notes

VECIMA NETWORKS INC.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

Three months and nine months ended March 31, 2007

(in thousands of dollars)

1.                          BASIS OF PRESENTATION

The unaudited interim consolidated financial statements of the Company have been prepared in accordance with Canadian generally accepted accounting principles, except that certain disclosures required for annual financial statements have not been included.

Accordingly, the unaudited interim consolidated financial statements should be read in conjunction with the Company’s most recent annual audited consolidated financial statements for the year ended June 30, 2006. The interim consolidated financial statements follow the same accounting policies and methods of application as the most recent annual consolidated financial statements

Consolidation

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, WaveCom Electronics (2003) Inc., 6105971 Canada Inc. and VCom Pacific Pty., and YourLink Inc., an entity that is considered to be a variable interest entity, after elimination of significant inter-company accounts and transactions.

2.                          FINANCIAL INSTRUMENTS

The majority of the Company’s sales are in United States dollars and the Company has entered into forward foreign exchange contracts to manage foreign currency exchange risk related to exposures of the exchange rates for the Canadian dollar.

As of March 31, 2007, the Company has foreign currency forward contracts that have the effect of fixing the conversion of $9,000 ($3,000 – June 30, 2006) of the Company’s net US dollar asset position at rates ranging between $1.1503 and $1.1720. Changes in the fair value of these instruments are included in foreign exchange gains/losses in the current year. In the period ended March 31, 2007, the Company has a net gain of $51 (June 30, 2006 - $325 net gain) on outstanding forward purchase contracts.

The Company has not applied hedge accounting to these forward contracts which are considered to be “held for trading” instruments according to CICA Handbook Section 3855. Changes in the value of these contracts are recorded as an element of foreign exchange gains and losses.

3.                        BUSINESS ACQUISITIONS

Effective July 1, 2006, Vecima acquired 100% of the outstanding shares, either directly or indirectly, of WaveRider Communications (Canada) Inc. (“WaveRider”) and Avendo Wireless Inc. WaveRider distributes 900 MHz radios to a wide variety of customers. The transaction has been accounted for by the purchase method, with the results of operations included in these consolidated financial statements from the date of acquisition. The aggregate purchase price of $1,626 was satisfied with cash. Vecima and WaveRider were amalgamated July 1, 2006 and the company is continuing as Vecima Networks Inc.

Effective July 1, 2006, Vecima acquired 100% of the outstanding shares, either directly or indirectly, of Jetstream Internet Services Inc. (“Jetstream”). Jetstream provides internet services to Salmon Arm, British Columbia. The transaction has been accounted for by the purchase method, with the results of operations included in these consolidated financial statements from the date of acquisition. The aggregate purchase price of $100 was satisfied with cash. YourLink Inc. and Jetstream were amalgamated July 1, 2006 and the company is continuing as YourLink Inc.

	WaveRider	Jetstream	Total
Net identifiable assets acquired at fair values:
Accounts receivable	$951	$4	$955
Inventory	615	5	620
Subscriber acquisition costs	—	82	82
Future tax assets	7,469	100	7,569
Total assets acquired	9,035	191	9,226
Accounts payable and accrued liabilities	(964)	(45)	(1,009)
Total liabilities assumed	(964)	(45)	(1,009)
Net assets acquired	$8,071	$146	$8,217

Consideration	$1,626	$100	$1,726
Less cash of acquired operations	(7)	(51)	(58)
Total consideration	1,619	49	1,668
Excess of net assets purchased over consideration paid	$6,452	$97	$6,549

The purchase price has been adjusted from the disclosure in the June 30, 2006 audited financial statements to reflect the adjustments made to the purchase price on September 30, 2006.

In accordance with Canadian generally accepted accounting principles, the excess of the fair value of assets acquired and liabilities assumed over the purchase price will be presented as an extraordinary item on the consolidated statement of income.

Effective October 1, 2006, Vecima acquired assets associated with the sales and marketing components of Wave Wireless Corporation’s 900 MHz business. The transaction has been accounted for by the purchase method, with the results of operations included in these consolidated financial statements from the date of acquisition. The aggregate purchase price of $1,996 was satisfied with $78 in cash and the retirement of $1,918 accounts receivable from Wave Wireless Corporation.

Net identifiable assets acquired at fair values:

Accounts receivable	$780
Inventory	980
Capital assets	236
Total assets acquired	$1,996

4.                        SHARE CAPITAL

(a) Authorized and issued share capital

The Company has the following authorized share capital: an unlimited number of common shares and an unlimited number of preferred shares. The table below provides details of common shares outstanding and their carrying values:

	March 31, 2007
	Number	Carrying
	of shares	value
Balance as of June 30, 2006	22,471,198	$26,322
Shares repurchased and canceled	(59,100)	(60)
Shares issued by exercising of options	27,759	207
Balance as of March 31, 2007	22,439,857	$26,469

During the nine months ended March 31, 2007 the Company purchased 59,100 common shares for cancellation under a normal course issuer bid at an average price of $9.82 per share for $581 of which $60 reduced the stated capital of the common shares and $521 decreased retained earnings.

The following table sets forth the calculation of basic and diluted earnings per share:

	Three months ended March 31,		Nine months ended March 31,
	2007	2006	2007	2006
Basic net income before extraordinary gains for the period	$2,467	$3,138	$6,382	$7,944
Effect of dilutive securities:
Interest on convertible debenture	—	—	—	17
Diluted net income before extraordinary gains for the period	$2,467	$3,138	$6,382	$7,961

Basic net income after extraordinary gains for the period	$2,467	$3,138	$12,931	$7,944
Effect of dilutive securities:
Interest on convertible debenture	—	—	—	17
Diluted net income before extraordinary gains for the period	$2,467	$3,138	$12,931	$7,961

Weighted average number of shares outstanding — basic	22,463,319	22,468,957	22,470,059	20,586,456
Effect of dilutive securities:
Convertible debenture	—	—	—	93,333
Weighted average number of shares outstanding — diluted	22,463,319	22,468,957	22,470,059	20,679,789

Net income per share:
Basic and diluted - before extraordinary gain	$0.11	$0.14	$0.28	$0.38
Basic and diluted - after extraordinary gain	0.11	0.14	0.58	0.38

(b) Stock option plan

Under the Company’s stock option plan, options to acquire common shares may be issued to officers, directors and employees of the Company. The term, vesting period, exercise price and number of common shares relating to each option will be determined by the Company’s Board of Directors at the time options are granted, but will not be more favourable than those permitted under applicable securities legislation. The Company’s stock option plan will be subject to the rules and policies of any stock exchange on which the common shares are listed. The total number of common shares of the Company that will be issued pursuant to the Company’s stock option plan will not exceed 10% of the issued and outstanding shares of the Company at any given time. Options granted under the Company’s stock option plan are not assignable.

The changes in options and options outstanding for the period ended March 31, 2007 are as follows:

	Nine months ended March 31, 2007
	Number of options	Weighted average exercise price

Balance, beginning of period	653,640	$7.50
Granted	169,030	10.20
Exercised	(27,759)	7.50
Forfeited	(21,388)	7.50
Balance, end of period	773,523	$8.09

The 773,523 options outstanding have exercise prices ranging from $7.50 to $10.40 with a weighted average life remaining of 5.4 years. As of March 31, 2007, 271,953 options are exercisable with an exercise price of $7.50 (June 30, 2006, 104,700 with an exercise price of $7.50).

(c) Stock-based compensation

For all stock options granted, the Company determined compensation costs based on the estimated fair values at the grant date of the share options as prescribed under CICA Handbook Section 3870. The estimated fair value of the stock options is amortized to stock-based compensation expense over the options’ vesting period in accordance with guidance provided in the CICA Handbook for graded vesting options. The stock-based compensation expense was $130 and $538 for the three month and nine month periods ended March 31, 2007, respectively ($200 and $728 for three months ending and nine months ending March 31, 2006).

The Black-Scholes option pricing model was used to estimate the fair value of the stock options. The weighted average estimated fair value for the common share options on the grant date was $3.29 per option. Management used the following assumptions within the Black-Scholes option pricing model:

Expected weighted average option life	4.26 years
Risk-free rate of return	3.9% - 5.5%
Volatility factor	36% - 47%
Expected dividends	—

5.                          DIVIDENDS

On November 13, 2006 the Company declared a dividend of $0.04 per common share with a record date of November 22, 2006. The dividend was paid December 15, 2006.

6.                        SEGMENTED FINANCIAL INFORMATION

The Company’s operations include two reportable segments. The product segment designs, develops and distributes electronic communications products to cable, wireless and telephony markets. The service segment provides cable television and Internet services in Ontario, Saskatchewan, Alberta and British Columbia. Inter-segment transactions take place on terms that approximate fair values. The majority of the Company’s operations, employees and assets are located in Canada. The following highlights key financial information for the operations of these segments.

	Three months ended March 31, 2007
	Product	Services	Inter- segment eliminations	Total
Sales	$22,379	$1,934	$(194)	$24,119
Cost of sales	13,829	673	(26)	14,476
Gross margin	8,550	1,261	(168)	9,643
Operating expenses	4,505	1,684	(30)	6,159
Operating income	4,045	(423)	(138)	3,484
Foreign exchange (loss) gains	68	—	—	68
Other income	391	4	—	395

Income (loss) before income taxes	4,504	(419)	(138)	3,947
Income taxes	1,423	107	(50)	1,480

Net income	$3,081	$(526)	$(88)	$2,467

Total assets	$100,503	$10,292	$(10,224)	$100,571

	Three months ended March 31, 2006
	Product	Services	Inter-segment eliminations	Total
Sales	$19,969	$1,624	$(179)	$21,414
Cost of sales	13,009	663	(152)	13,520
Gross margin	6,960	961	(27)	7,894
Operating expenses	2,731	1,364	(80)	4,015
Operating income	4,229	(403)	53	3,879
Foreign exchange gains	278	—	—	278
Other income	465	9	—	474
Income (loss) before income taxes	4,972	(394)	53	4,631
Income taxes	1,723	(230)	—	1,493
Net income (loss)	$3,249	$(164)	$53	$3,138

Total assets	$81,619	$18,330	$(16,803)	$83,146

	Nine months ended March 31, 2007
	Product	Services	Inter- segment eliminations	Total
Sales	$62,358	$5,510	$(440)	$67,428
Cost of sales	39,720	2,048	(176)	41,592
Gross margin	22,638	3,462	(264)	25,836
Operating expenses	12,549	4,511	(60)	17,000
Operating income	10,089	(1,049)	(204)	8,836
Foreign exchange gains	153	—	—	153
Other income	1,073	13	—	1,086
Income (loss) before income taxes	11,315	(1,036)	(204)	10,075
Income taxes	3,826	(67)	(66)	3,693
Net income (loss) before extraordinary gain	7,489	(969)	(138)	6,382
Extraordinary gain	6,452	97	—	6,549
Net income (loss)	$13,941	$(872)	$(138)	$12,931
Total assets	$100,503	$10,292	$(10,224)	$100,571

	Nine months ended March 31, 2006
	Product	Services	Inter- segment eliminations	Total
Sales	$53,696	$4,668	$(281)	$58,083
Cost of sales	34,563	2,112	(185)	36,490
Gross margin	19,133	2,556	(96)	21,593
Operating expenses	7,395	3,977	(80)	11,292
Operating income	11,738	(1,421)	(16)	10,301
Foreign exchange gains	750	—	—	750
Other income	720	47	—	767
Income (loss) before income taxes	13,208	(1,374)	(16)	11,818
Income taxes	4,404	(530)	—	3,874
Net income (loss)	$8,804	$(844)	$(16)	$7,944
Total assets	$81,619	$18,330	$(16,803)	$83,146

Geographical:

	Three months ended March 31,		Nine months ended March 31,
	2007	2006	2007	2006
Sales
Canada	$2,974	$2,984	$7,512	$8,836
United States	3,627	1,940	11,418	7,132
Thailand	9,049	10,806	28,917	30,800
Israel	7,457	4,308	17,174	7,928
Other	1,012	1,376	2,407	3,387
	$24,119	$21,414	$67,428	$58,083

7.         SUBSEQUENT EVENTS

Effective May 2, 2007, Vecima acquired 100% of the outstanding shares of Spectrum Signal Processing Inc. (SSP). SSP designs and distributes software defined radios to a variety of customers. The transaction has been accounted for by the purchase method, with the results of operations included in these consolidated financial statements from the date of acquisition. The aggregate purchase price of $18,318 was satisfied with $10,069 cash and 820,000 common shares that had a preliminary market value of $10.06.

The purchase price allocation is based on preliminary and will change once the closing costs and the final fair market value of the assets and liabilities is determined.

Spectrum
Net identifiable assets acquired at fair values:
Accounts receivable	$2,400
Inventory	1,530
Future tax assets	25,912
Total assets acquired	29,842
Accounts payable and accrued liabilities	(2,355)
Total liabilities assumed	(2,355)
Net assets acquired	$27,487

Consideration	$
Cash	10,075
Shares	8,249
Less cash of acquired operations	(590)
Total consideration	17,734
Excess of net assets purchased over consideration paid	$9,753

In accordance with Canadian generally accepted accounting principles, the excess of the fair value of assets acquired and liabilities assumed over the purchase price will be presented as an extraordinary item on the consolidated statement of income.

On April 11, 2007 Vecima incorporated Vecima Telecom India Private Limited to commence software development activities in India.

8.                          COMPARATIVE FIGURES

Certain of the prior period’s comparative figures have been reclassified to conform to the current period’s presentation.

VECIMA NETWORKS INC.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

Three months and nine months ended March 31, 2007

(in thousands of dollars)

formerly

Forward-looking statements

This document may contain forward-looking statements relating to our operations or to the environment in which we operate, which are based on our operations, estimates, forecasts and projections. These statements are not guarantees of future performance and involve risks and uncertainties that are difficult to predict, and/or are beyond our control. A number of important factors could cause actual outcomes and results to differ materially from those expressed in these forward-looking statements. These factors include those set forth under the heading “Risk Factors” in the Company’s Annual Information Form dated September 27, 2006, a copy of which is available at www.sedar.com. Consequently, readers should not place undue reliance on such forward-looking statements. In addition, these forward-looking statements relate to the date on which they are made. Vecima disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Investor relations

Mike Barry

Chief Financial Officer

Phone (250) 881-1982

Facsimile (250) 881-1974

e-mail mike.barry@vecimanetworks.com

Listing

The common shares of Vecima are traded on the Toronto Stock Exchange under the symbol “VCM”.

Transfer Agent

Computershare Investor Services Inc.

Auditors

Deloitte & Touche LLP, Saskatoon

Solicitors

Bull, Housser & Tupper LLP, Vancouver